Exhibit 21.1
Subsidiaries of Sorrento Therapeutics, Inc.

Name	State or Jurisdiction of Incorporation or Organization
Concortis Biosystems, Corp.	Delaware
Ark Animal Health, Inc.	Delaware
TNK Therapeutics, Inc.	Delaware
BioServ Corporation	Delaware
Scilex Holding Company	Delaware
Semnur Pharmaceuticals, Inc.	Delaware
Scilex Pharmaceuticals Inc.	Delaware
Levena Suzhou Biopharma Co., Ltd.	People’s Republic of China
Sorrento Therapeutics (Shanghai) Co., Ltd.	People’s Republic of China
Nanjing Levena Biopharma Co. Ltd.	People’s Republic of China
Virttu Biologics Limited	England and Wales
Scintilla Health, Inc.	Delaware